Filed pursuant to Rule 424(b)(3)
File No. 333-270449

TIAA REAL ESTATE ACCOUNT

SUPPLEMENT NO. 1
Dated August 31, 2023 to the Prospectus dated May 1, 2023

This prospectus supplement should be read in conjunction with the TIAA Real Estate Account’s prospectus, dated May 1, 2023, which is referred to herein as the “prospectus.” This prospectus supplement is qualified in its entirety by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.
TIAA Liquidity Guarantee
Pursuant to its existing liquidity guarantee obligation (the “Guarantee”), the insurance general account of Teachers Insurance and Annuity Association of America (the “TIAA General Account”) purchased an aggregate of $51.0 million of accumulation units (“Liquidity Units”) issued by the TIAA Real Estate Account (the “Account”) on August 31, 2023.
As discussed in the Account’s prospectus and in accordance with the terms of the Guarantee, TIAA guarantees that all participants in the Account may redeem their accumulation units at their accumulation unit value next determined after their transfer or cash withdrawal request is received in good order. Transfers from the Account to a CREF or TIAA account, or another investment option, are limited to once every calendar quarter (except for specifically prescribed systematic withdrawals established in accordance with the terms of the participant’s contract and employer’s plan). The Guarantee is not a guarantee of either investment performance or the value of units in the Account.
Management cannot predict the extent to which future Liquidity Unit purchases, if any, will be required under the Guarantee, nor can management predict when such Liquidity Units will be redeemed in part, or in full. As of June 30, 2023, the TIAA General Account had statutory admitted assets equal to approximately $297.5 billion. As of the date of this prospectus supplement and after giving effect to the Liquidity Unit purchase described above, the Account’s net assets totaled approximately $25.1 billion.
As disclosed in the Account’s prospectus and in accordance with a prohibited transaction exemption from the U.S. Department of Labor (“PTE 96-76”), TIAA has appointed SitusAMC Real Estate Valuation Services, LLC (“SitusAMC”) as an independent fiduciary for the Account (the

“Independent Fiduciary”). SitusAMC has specific responsibilities as set forth in the PTE with respect to the Account. Among other responsibilities set forth in the PTE, SitusAMC has certain responsibilities with respect to the Account whenever the TIAA General Account purchases and owns any Liquidity Units in the Account, including:
•reviewing the purchases and redemption of Liquidity Units by the TIAA General Account to ensure the Account uses the correct unit values;
•when required in PTE 96-76, establishing the percentage of total Liquidity Units that the TIAA General Account’s ownership should not exceed (the “trigger point”) and creating a method for changing the trigger point;
•in accordance with PTE 96-76, approving any adjustment of the TIAA General Account’s ownership interest in the Account and, in its discretion, requiring an adjustment if the TIAA General Account’s ownership of Liquidity Units reaches the trigger point; and
•if the trigger point has been reached, participating in and planning any program of sales of the assets of the Account, which program would include:
i.the selection of properties for sale,
ii.the guidelines to be followed in making such sales, and
iii.approving those sales if, in the Independent Fiduciary’s opinion, such sales are desirable at the trigger point to reduce the TIAA General Account’s ownership of Liquidity Units.
The Independent Fiduciary has established the trigger point at 45% of the outstanding accumulation units issued by the Account. In addition, to ensure the reasonableness and appropriateness of the established trigger point, the Independent Fiduciary will continue to monitor TIAA’s ownership interest in the Account through its acquisition of Liquidity Units within the context of market conditions and provide further adjustments as deemed necessary.
As of the date of this prospectus supplement and after giving effect to the $51.0 million in Liquidity Unit purchases described above, approximately 0.97% (or $244.5 million) of the Account’s total net assets are comprised of cash and cash equivalents and non-real estate related liquid investments. In the near term, such cash and liquid investments may comprise less than 15% of the Account’s net assets, but management intends to increase the Account’s holdings in such liquid investments to the extent practicable, consistent with the Account's investment objective and strategy as stated in its prospectus.
Investors are encouraged to read the Account’s periodic reports filed with the U.S. Securities and Exchange Commission, as well as the prospectus, in particular the section entitled “Establishing and managing the Account - The role of TIAA” beginning on page 69 of the prospectus, for more information with respect to the Guarantee and the role of the Independent Fiduciary when the TIAA General Account holds Liquidity Units.

A40411 (8/23)